Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Fort Worth, Texas 76102

January 3, 2007

Via EDGAR and Facsimile (202)772-9368

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Cano Petroleum, Inc.
                Registration Statement on Form S-1 / File No. 333-138003

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cano Petroleum, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 10:00 a.m. (Washington, D.C. time) on January 4, 2007, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement.

The Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: W. Bruce Newsome at (214) 651-5119.

Very truly yours,

Cano Petroleum, Inc.

By:	/s/ S. Jeffrey Johnson
S. Jeffrey Johnson
Chairman and CEO